

Mail Stop 3030

August 14, 2009

Via U.S. Mail and Facsimile (561) 514-9046

Barry S. Hollander
Chief Financial Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401

> **Re:** **China Nuvo Solar Energy, Inc.**
> **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Filed November 13, 2008**
> **Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009**
> **File No. 333-48746**

Dear Mr. Hollander:

We have reviewed your filings and correspondence dated July 24, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended July 31, 2008

Note 1. Organization, basis of presentation and summary of significant accounting policies, page F-8

Organization, page F-8

1.   We note your response to our comment 3. It is unclear why it is appropriate for the spin off to be reflected in the historical financial statements when the underlying shares have not been issued. We reference the disclosure in your filing that the spin off may be canceled and may not occur as originally contemplated. Please refer to FASB Accounting Standards Codification 845-10-30-10, 505-60-25-2 and 360-10-40-4. If the distribution of the shares has not yet occurred, tell us why you should not revise to remove the effect of the spin off. In addition, if the spin off has not yet occurred, tell us why the acquisition was not recorded as a reverse acquisition rather than a recapitalization and the assets and liabilities of the acquired enterprise (Interactive) would be recorded at fair value as of the date of acquisition.

2.   As a related matter, please tell us what legal and regulatory requirements and conditions must have been met in order for the spin-off to be completed. Tell us when those requirements and conditions were met and why it has taken over two years to issue the spin-off shares. In addition, in your response to prior comment 3, you state that the transfer agent has been instructed to issue the shares. Tell us where the shares have been held since June 2007 and when you instructed the transfer agent to issue the shares.   Discuss if the shares have currently been issued.

3.   We reference prior comment 5 and your response that the sale of Torpedo should not have been presented in the historical financial statements. Please tell us if you intend to amend your financial statements to remove the effects of the sale of Torpedo and any other transactions related to the predecessor companies.

Form 10-QSB for the quarterly period ended October 31, 2008 and January 31, 2009

Disclosure Controls and Procedures

4.   We reference prior comment 11. We see that you concluded that disclosure controls and procedures (DC&P) were effective at October 31, 2008 and January 31, 2009. We also note the disclosure that DC&P was *not* effective at July 31, 2008 and April 30, 2009 due to material weaknesses identified and described. Tell us why you should not amend the Forms 10-Q for the quarterly period ended October 31, 2008 and January 31, 2009 to also disclose that DC&P was also not effective as of those dates.

Form 10-QSB for the quarterly period ended April 30, 2009

5.   We see that you continue to file your quarterly reports on Form 10Q-SB. Please
        note that under the new smaller reporting company guidelines, all future annual
        and quarterly reports filed after the annual report for a fiscal year ending after
        December 15, 2007 must be on the standard forms rather than the "SB" forms.
        Please refer to SEC Release No. 33-8876 and the SEC's Small Entity Compliance
        Guide available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.
        Please tell us whether the information included in your quarterly report would be
        materially different if filed in accordance with the requirements of Form 10-Q for
        the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009. In
        future filings, including any amendment, please use the standard forms as
        required by the new smaller reporting company guidelines.

Condensed Consolidated Statements of Operations, page F-3

6.   We see that you recognize stock compensation cost as a separate line item on the
        statement of operations. Consistent with the guidance in SAB Topic 14-F, please
        revise the statement in future filings to present the stock-based compensation in
        the same line or lines as cash compensation paid to the same employees. As
        indicated in that guidance, you may present the amounts related to stock based
        compensation in the footnotes to the financial statements or within MD&A.

7.   We note that you are recording debt issuance costs in operating costs and
        expenses. Note that debt costs, which include underwriting, legal, and other
        direct costs related to the issuance of debt, should be amortized to interest
        expense over the contractual term of the debt using the effective interest method.
        Please tell us how your presentation of the amortized expense within operating
        costs and expenses is consistent with U.S. GAAP. Refer, by analogy, to SAB
        Topic 2A6 and FASB ASC 470-10-35-2.

Note 4. Convertible Debentures Payable, page F-13

8.   We note your disclosure that you issued 15,030,297 of common shares upon
        conversion of $73,500 of debentures on page F-14. On page F-15, under
        Common Stock, you state that you issued 17,030,297 for the same debenture.
        Please reconcile this apparent inconsistency.

Disclosure Controls and Procedures, page 24

9.   We see that you continue to include a conclusion on internal control over financial reporting as of the end of a quarterly period. In your response to prior comment 9, you indicated that you would remove the disclosure regarding the assessment of internal control over financial reporting as of an interim date since you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. Please tell us whether you intend to amend the Form 10-Q for the quarters ended January 31, 2009 and April 30, 2009, to remove the disclosure of the assessment of internal control over financial reporting, as indicated in your response.

10.   Please tell us whether there were any changes in your internal control over financial reporting during the quarter ended April 30, 2009. If so, please revise to specifically disclose those changes, as required by Item 308(c) of Regulation S-K.

Comment letter dated July 24, 2009

11.   As requested in our previous letters, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kristin Lochhead
Accounting Reviewer